

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Curt S. Culver
Chairman of the Board and Chief Executive Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

> **Re:** **MGIC Investment Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Schedule 14A Filed March 26, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-10816**

Dear Mr. Culver:

 We have completed our review of your filings and do not have any further comments at this time.

 Sincerely,

 Joel Parker
 Accounting Branch Chief